Exhibit 99.1

Scorpio Bulkers Inc. To Announce Second Quarter 2017 Results

MONACO-(GLOBE NEWSWIRE - July 11, 2017) - Scorpio Bulkers Inc. (NYSE:SALT) (the "Company") plans to announce second quarter 2017 financial results in a press release that will be issued before the market open on Monday, July 24, 2017.

A conference call to discuss the Company’s results will be held at 9:00 AM Eastern Standard Time and 3:00 PM Central European Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 52360565.  The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://edge.media-server.com/m/p/7uhppvwg

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. owns 46 vessels, consisting of 18 Kamsarmax vessels and 28 Ultramax vessels. The Company also time charters-in one Kamasarmax vessel and has agreed to time charter-in one Ultramax vessel. The owned fleet has a total carrying capacity of approximately 3.2 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)